

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

> **Re: Grandparents.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 29, 2012**
> **File No. 000-21537**

Dear Mr. Bernstein:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
Jeffrey L. Wasserman
Sills Cummis & Gross P.C.